Registration No. 333-69975
As filed with the Securities and Exchange Commission on February 11, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                               AMENDMENT NO. 1 TO
                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  ------------

                               IMMUNOMEDICS, INC.
             (Exact name of registrant as specified in its charter)

              Delaware                                  61-1009366
    (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)                  Identification No.)

                                300 American Road
                         Morris Plains, New Jersey 07950
                                 (973) 605-8200
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                  ------------

                               Robert J. DeLuccia
                      President and Chief Executive Officer
                               Immunomedics, Inc.
                                300 American Road
                         Morris Plains, New Jersey 07950
                                 (973) 605-8200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  ------------

     Copies of all communications, including all communications sent to the agent for service, should be sent to:

                            Michael D. Schwamm, Esq.
                             Warshaw Burstein Cohen
                             Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                                 (212) 984-7700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is subject to completion and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission (of which this prospectus is a part) is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where such offer or sale is not permitted


PROSPECTUS             Subject to Completion, dated            February 10, 1999

                               IMMUNOMEDICS, INC.

                        10,000,000 Shares of Common Stock


THE ISSUER

Immunomedics.  Inc.
300 American Road
Morris Plains, New Jersey 07950
(973) 605-8200

THE SELLING STOCKHOLDERS

The selling stockholders are offering to sell shares of common stock that they may acquire upon conversion of shares of our Series F Convertible Preferred Stock that we issued to them on December 9, 1998 pursuant to a Securities Purchase Agreement. Additional information concerning our agreement with the selling stockholders is set forth under the caption "Immunomedics - Recent Financing Arrangement."

TRADING SYMBOL

Nasdaq National Market -  "IMMU"

THE OFFERING

The selling stockholders may sell shares of our common stock from time to time on the Nasdaq National Market at the prevailing market price or in private, negotiated transactions. The shares will be sold at prices determined by the selling stockholders. We will not receive any part of the proceeds from the sale. We are paying the expenses in connection with the registration of the shares with the SEC. The selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with the sale of shares that they may receive upon conversion of the Series F Stock.

A purchase of shares involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


___________, 1999

                                TABLE OF CONTENTS

RISK FACTORS.............................................................3
         History of Operating Losses.....................................3
         Limited Number of Approved Products; Lack of Significant
         Product Revenues................................................3
         Uncertainty of Product Development..............................3
         Need for Additional Capital.....................................4
         Limited Marketing and Sales Experience and Capability...........4
         Dependence on Third Parties for Distribution of Products........4
         Limited Manufacturing Capability................................5
         Dependence on Fluids Produced in Mice ..........................5
         Dependence on The Center for Molecular Medicine and Immunology..5 Potential Conflicts of Interest with The Center for Molecular
         Medicine and Immunology ........................................5
         Extensive Government Regulation.................................6
         Uncertainty of Health Care Reimbursement........................6
         Dependence on Key Personnel.....................................7
         Possible Inability to Successfully Compete......................7
         Impact of Rapid Technological Change............................7
         Limited Protection of Intellectual Property Rights..............7
         Specific Patent Issues Involving CEA-Scan.......................8
         Product Liability...............................................8
         Control by Existing Principal Stockholder.......................8
         Potential Redemption of Series F Stock or Penalty Payments......8
         Substantial Dilution; Potential for Issuance of Significant
         Number of Shares of Common Stock................................8
         Potential Adverse Impact on Market Price of Common Stock........9
         Stock Price Volatility..........................................9
         Effect of Certain Anti-Takeover Provisions......................9
         Compliance with Nasdaq Listing Requirements....................10
         Year 2000 Compliance...........................................10
         No Expectation that We Will Pay Dividends......................11

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.......................11

WHERE YOU CAN FIND MORE INFORMATION.....................................12

IMMUNOMEDICS............................................................12
          Description of Our Business...................................12
          Recent Financing Arrangement..................................14

USE OF PROCEEDS.........................................................18

SELLING STOCKHOLDERS....................................................18

PLAN OF DISTRIBUTION....................................................20
         Manner of Sales; Broker-Dealer Compensation....................20
         Filing of Supplement to Prospectus In Certain Instances........21
         Certain Persons Deemed to be Underwriters......................22
         Regulation M...................................................22

LEGAL MATTERS...........................................................22

EXPERTS.................................................................23

                                  RISK FACTORS

         Investing in our common stock involves a high degree of risk. As a result, you should be able to sustain a complete loss of your investment. In addition to the other information in this prospectus, you should carefully consider the following factors before purchasing any of our common stock.

History of Operating Losses

         We have had significant operating losses since our formation in 1982 and have not earned a profit since our inception. These operating losses and failure to be profitable have been due mainly to the significant amount of money that we have had to spend on research and development. As of September 30, 1998, we had an accumulated deficit of approximately $91,000,000. We expect to continue to experience operating losses until such time, if at all, that we are able to generate sufficient revenues from sales of CEA-Scan(R), LeukoScan(R) and/or our other potential products.

Limited Number of Approved Products; Lack of Significant Product Revenues

         CEA-Scan and LeukoScan are the only products which we are licensed to market and sell. To date, we have received only limited revenues from the sale of these products. We cannot assure you that these products will achieve market acceptance or generate significant sales. Unless we receive substantial revenues from these products, future revenues will be dependent in large part upon us receiving payments from corporate partners under licensing and research agreements or from government grants. However, we cannot assure you that we will receive such payments in a timely manner, or at all.

         While we expect to receive approval from the FDA to market and sell LeukoScan in the United States, we cannot assure you that such approval will be received in a timely manner, if at all. In addition, the FDA could impose conditions on its approval, which could significantly affect the commercial viability of the product or could require us to undertake significant additional studies or otherwise expend additional significant funds. If approval to market and sell LeukoScan in the United States is not received on a timely basis or if the FDA imposes significant conditions or restrictions, our business and operations could be significantly and adversely affected.

Uncertainty of Product Development

         We have a number of diagnostic and therapeutic products in various stages of development as well as potential new uses for marketed products. Before any of our other products can be marketed and sold, we must undertake substantial research and development. All new products face a high degree of uncertainty, including the following:

* We may not receive regulatory approval to perform human clinical trials for the products we currently have planned or we may be unable to successfully complete our ongoing clinical trials.

* The results from preclinical studies and clinical trials may not be indicative of results that will be obtained in later-stage testing.

* We may be unable to timely recruit a sufficient number of patients for our clinical trials. Delays in planned patient enrollment may result in increased costs and delays.

* We may be unable to obtain approval from the FDA and comparable foreign authorities because we are unable to demonstrate that the product is safe and effective for the intended use, or obtaining regulatory approval may take significantly more time and cost significantly more money than we currently anticipate.

* We may discover that the product has undesirable or unintended side effects or other characteristics that make it impossible or impracticable for us to continue development or which may limit the product's commercial use.

* We do not expect that any new product which is currently in research and development will be commercially available for at least several years.

* We may be unable to produce the product in commercial quantities at reasonable cost.

* We may be unable to successfully market the product or to find an appropriate corporate partner, if necessary, to assist us in the marketing of the product.

*        The product may not gain satisfactory market acceptance.

* The product may be superceded by another product commercialized for the same indication.

         If we are unable to continue to develop products that we can successfully market, our business, financial condition and results of operations will be significantly and adversely affected.

Need for Additional Capital

         For the foreseeable future, we will require significant financial resources for us to continue our budgeted levels of expenses and capital expenditures, including for:

*        Ongoing pre-clinical and clinical trials of our existing products.

*        Research and development of new products.

*        Marketing and sales of CEA-Scan and LeukoScan.

* Marketing and sales for our other products if we receive necessary regulatory approvals.

*        Capital expenditures, including Year 2000 compliance upgrades

         Unless our existing products generate significant revenues or we enter into corporate partnering arrangements, we will require additional financial resources by the end of calendar 1999 in order to continue our planned levels of research and development and clinical trials of our proposed products and regulatory filings for new indications of existing products. Without a significant increase in product revenues or other infusion of capital, we will be required to significantly reduce our operating expenses, including the amount of resources devoted to marketing and sales, product development and clinical trials, which could have a significant and adverse effect on us. We cannot assure you that any additional financing will be available to us at all or on terms we find acceptable or that the terms of such financing will not cause substantial dilution to our existing stockholders.

Limited Marketing and Sales Experience and Capability

         We have only recently established our own sales and marketing organization to market CEA-Scan and LeukoScan. We cannot assure you that we can successfully maintain and continue to build such sales force. If we are unable to continue to build and maintain our sales force, our financial condition and operating results may be significantly and adversely affected.

         Our commercial sale of our proposed products may be dependent upon entering our into arrangements with corporate partners and we cannot assure you that we will be successful in forming such relationships or that such relationships, even if formed, will be successful.

Dependence on Third Parties for Distribution of Products

         We currently do not have the resources to internally develop and maintain the operating procedures required by the FDA and comparable foreign regulatory authorities to oversee distribution of our products. As a result, we have entered into arrangements with third parties to perform such function for the foreseeable future. If these agreements are terminated, we will be required to enter into arrangements with other government approved third parties in order to be able to distribute our products.

We will be unable to continue to distribute our products until an acceptable alternative is identified. If we were even only temporarily unable to distribute our products, our business could be significantly and adversely effected.

Limited Manufacturing Capability

         While we have the capacity to manufacture all of our current requirements for CEA-Scan and LeukoScan, if demand for these product increases significantly, we cannot assure you that we will continue to have the capacity to manufacture commercial quantities successfully. In addition, if any of our other products are approved for marketing and sale, we cannot assure you that we will continue to have the capacity and expertise to manufacture commercial quantities of multiple products successfully or with acceptable profit margins.

         We rely on a single third party to perform certain end-stage portions of the manufacturing process for CEA-Scan and LeukoScan. While we have qualified a second entity in the event a second end-stage manufacturer is required, we cannot assure that we will be able to negotiate an agreement with such entity on terms we consider acceptable, if at all.

Dependence on Fluids Produced in Mice

         CEA-Scan and certain of our other imaging agents are derived from ascites fluid produced in mice, which are provided by a third-party supplier. Regulatory authorities, particularly in Europe, have expressed concerns about the use of mice fluid for the production of monoclonal antibodies. While we believe that our current quality control procedures ensure the purity of the fluid we use, we cannot assure you that regulatory authorities will agree that these procedures will be adequate for future products. While we are continuing our development efforts to produce certain of our monoclonal antibodies using cell culture methods, this process constitutes a substantial production change, which will require additional manufacturing equipment and new regulatory approval. We cannot assure you that we will have the resources to acquire the additional manufacturing equipment and resources or that we will receive the required regulatory approval on a timely basis, if at all. We have also contracted with a third party for the development and production of certain humanized antibodies, however we cannot assure that such efforts will be successful.

Dependence on The Center for Molecular Medicine and Immunology

         Our product development has involved, to varying degrees, The Center for Molecular Medicine and Immunology, a not-for-profit cancer research center. CMMI performs pilot and pre-clinical trials in product areas of importance to us. CMMI also conducts basic research and patient evaluations in a number of areas of potential interest to us, the results of which are made available to us pursuant to a collaborative research and license agreement. We cannot assure you that CMMI will be successful in its research activities or that it will develop any potential products which can be licensed by us.

         In addition, if CMMI were no longer to conduct such research and patient evaluations, we would have to make arrangements with third parties for the performance of this aspect of our clinical research, which may prolong and increase expenses associated with pre-clinical testing and initial clinical trials.

Potential Conflicts of Interest with The Center for Molecular Medicine and Immunology

         Dr. David M. Goldenberg, our Chairman of the Board and former Chief Executive Officer, is the founder, President and a member of the Board of Trustees of CMMI. Dr. Goldenberg devotes more of his time working for CMMI than for us. In addition, other key personnel currently have responsibilities both to CMMI and us. While we have put in place certain procedural safeguards and mechanisms relating to the allocation of research projects and licensing of proprietary rights between CMMI and us, due to Dr. Goldenberg's and other of our key employees relationships with both entities, the potential for conflict of interest exists.

Extensive Government Regulation

         Regulation by governmental authorities in the United States and foreign countries is a significant factor in the manufacture and marketing of our presently marketed and proposed products as well as our research and development activities. All of our proposed products will require regulatory approval by governmental agencies prior to commercialization and our products must undergo rigorous preclinical and clinical testing and other premarket approval procedures by the FDA and similar authorities in foreign countries. In addition, since certain of our potential products involve the application of new technologies, regulatory approvals may take longer than for products produced using more conventional methods. Once we begin clinical trials for a new diagnostic or therapeutic product, it may take five to ten years (or more) to receive the required regulatory approval to commercialize that product and begin to market it to the public. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, will require us to expend substantial resources. If we fail to obtain or are otherwise substantially delayed in obtaining, regulatory approvals, our business and operations could be significantly and adversely affected.

         In  responding  to  a  new  drug  application,  or a  biologic  license application, the FDA may grant marketing approvals, request additional information or further research, or deny the application if it determines that the application does not satisfy its regulatory approval criteria. Approvals may not be granted on a timely basis, if at all, or if granted may not cover all the clinical indications for which we are seeking approval or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use.

         In addition to laws and regulations enforced by the FDA, we are also subject to regulation under the various other federal, state or local laws and regulations. Our research and development involves the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although we believe our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident occurs, we could be held liable for any damages that result and any such liability could exceed our resources.

         Our facilities are subject to inspection by the FDA. A separate license from the FDA is required for commercial manufacture of any product. Failure to maintain such licenses or to meet the inspection criteria of the FDA would result in disruption to our manufacturing processes and could have a significant and adverse affect on our business and operations.

         For marketing outside the United States, we are subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. Failure to comply with such regulatory requirements or obtain such approvals could impair our ability to develop these markets and could have a significant and adverse affect on our business and operations.

Uncertainty of Health Care Reimbursement

         Our ability to successfully commercialize our products will depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Such third-party payers are increasingly challenging the price of medical products and services. Several proposals have been made that may lead to a government-directed national health care system. Adoption of such a system could further limit reimbursement for medical products, and we cannot assure you that adequate third-party coverage will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. In addition, we also cannot assure you that the U.S. government will not implement a system of price controls. Any such system might significantly and adversely affect our ability to market our products profitably.

Dependence on Key Personnel

         The continued development of our business and operations is highly dependent upon the talents of Dr. Goldenberg and certain key executive officers and scientific personnel. If Dr. Goldenberg or any of our other key personnel leave our employ, our operations could be significantly and adversely affected. In addition, we have an ongoing need to expand our management personnel and support staff. Competition for qualified personnel in the biotechnology and pharmaceutical industries is intense and we cannot assure you that we will be successful in our recruitment efforts. If we are unable to attract and retain additional qualified personnel, our operations also could be significantly and adversely affected.

Possible Inability to Successfully Compete

         The biotechnology industry is highly competitive, particularly in the area of cancer diagnostic and therapeutic products. We are likely to encounter significant competition with respect to our existing products as well as our products currently under development. A number of companies, including IDEC Pharmaceuticals, Genentech, SmithKline Beecham, Nycomed Amersham, and Coulter Pharmaceutical, are engaged in the biotechnology field, and in particular the development  of  cancer  diagnostic  and  therapeutic  products.  Many of  these
companies  have  significantly   greater  financial,   technical  and  marketing
resources than us. In addition, many of these companies may have more established positions in the pharmaceutical industry and may be better equipped than us to develop, refine and market their products.

         We also expect to face increasing competition from universities and other non-profit research organizations. These institutions carry out a significant amount of research and development in the field of antibody-based technology. These institutions are becoming increasingly more aware of the commercial value of their findings and more active in seeking patent and other proprietary rights, as well as licensing revenues.

Impact of Rapid Technological Change

         We are pursuing an area of product development in which there is the potential for extensive technological innovation in relatively short periods of time. We cannot assure you that our competitors will not succeed in developing products that are safer or more effective than our products. Rapid technological change or developments by others may result in our current products as well as those in development becoming non-competitive or obsolete.

Limited Protection of Intellectual Property Rights

         Our commercial success is highly dependent upon patents and other proprietary rights that we own or license. While we actively seek patent protection both in the United States and abroad for our proprietary technology, we cannot assure you that our key patents will not be invalidated or will provide us protection that has commercial significance. Litigation may be necessary to protect our patent positions, which could be costly and time consuming. If any of our key patents that we own or license are invalidated, our business may be significantly and adversely affected.

         While we believe that the protection of patents is important to our business, we also rely on trade secrets, unpatented know-how and continuing technological advancement to establish and maintain our competitive position. Other companies may independently develop similar trade secrets or know-how or obtain access to our trade secrets, know-how or proprietary technology, which could significantly and adversely affect our business. Other companies may have filed applications for or have been issued patents and obtained other proprietary rights to technology which may be potentially useful to us. If we determine that the inventions covered by such patents are necessary or useful for us, we may attempt to license such rights. We cannot assure you that such rights will be available at all or even upon terms we consider acceptable. If we are unable to obtain such rights, our business could be significantly and adversely affected.

Specific Patent Issues Involving CEA-Scan

         We have sued F. Hoffmann-LaRoche and its Roche subsidiary and affiliates in the Netherlands for what we believe to be infringement of our European patent covering specific anti-CEA antibodies. They have denied that they are infringing our patents and counter-sued seeking to nullify our Dutch and German patents. A trial was held on our infringement claim before the Dutch Patent Court, resulting in dismissal of the action based in part on the trial judge's inability to resolve validity issues without a full trial of the nullity action. While we have appealed the dismissal, we cannot assure you we will be successful. In addition, while the trial on the Dutch nullity action resulted in dismissal of that action and maintenance of all our patent claims, Roche has appealed and we cannot assure you that the appeal court will also rule in our favor. The trial in the German nullity action has been concluded in our favor but we do not know if Roche will appeal or, if they do, that the appellate court also will rule in our favor.

         We believe that affirmation of the validity of this patent is important because its claims also protect the antibody we use in our CEA-Scan cancer imaging product and our CEA-Cide cancer therapy product, as well as the use of highly specific anti-CEA antibodies for a number of other uses. While we believe that our European patents are valid and that Hoffmann-LaRoche has infringed them, and that an unfavorable outcome in the infringement and nullity actions is unlikely, if we receive an unfavorable outcome, our business could be significantly and adversely affected.

Product Liability

         The clinical testing, marketing and manufacturing of our products necessarily involves the risk of product liability. While we currently have product liability insurance, we cannot assure that we will be able to obtain such insurance in the future at an acceptable cost, if at all. If we cannot maintain our existing or comparable liability insurance, our ability to test clinically and market our products may be significantly impaired. Moreover, the amount and scope of our insurance coverage or indemnification arrangements with any distributor or other third party upon which we rely may be inadequate to protect us in the event of a successful product liability claim.

Control by Existing Principal Stockholder

         As of February 8, 1999, Dr. Goldenberg, our founder and Chairman, controlled the right to vote over approximately 35% of our common stock. Dr. Goldenberg's voting power includes shares which he is entitled to vote by powers of attorney or proxy granted to him by his children and his former wife. As a result of such holdings, Dr. Goldenberg may have the ability to determine the election of all of our directors, direct policies and control the outcome of substantially all matters which may be put to a vote of our stockholders.

Potential Redemption of Series F Stock or Penalty Payments

         As discussed below in the section "Immunomedics - Recent Financing Arrangement" upon the occurrence of certain circumstances, we may be required to redeem the Series F Stock or pay significant penalties. These penalties could be as much as 15% per year of the stated value of the Series F Stock. We also may be required to reduce the conversion price of the Series F Stock. If we are required to redeem the Series F Stock or make the penalty payments, we may not have the financial ability to make such payments. Even if we have the financial ability to redeem the Series F Stock or pay the required penalties, such payment could significantly and adversely affect our financial condition and deplete our cash resources

Substantial Dilution; Potential for Issuance of
Significant Number of Shares of Common Stock

         The Series F Stock that we issued to the selling stockholders generally will become fully convertible into shares of our common stock beginning on June 8, 1999. Because the conversion price of the Series F Stock is not fixed, we may be required to issue to them a significant number of shares of our common stock. However, we are only registering 10,000,000 shares for resale by them at this time. The conversion price generally will be the lower of the average closing bid price of our common stock during the 20 trading days ending June 6, 1999 and the average closing bid price of our common stock over the lowest 15 days during the 45-day period immediately prior to the applicable conversion date. As our stock price decreases, we will be required to issue an increased number of shares and the greater the decline in the market price, the greater the number of shares we would be required to issue upon conversion of our Series F Stock. Had the Series F Stock been immediately convertible as of February 8, 1999, the conversion price would have been $2.85 per share and we would have been required to issue approximately 4,412,000 shares of our common stock had the holders converted all of their Series F Stock on such date.

         Given that the conversion price is based on the average of the lowest closing price during a specified period, the market price for our common stock may be significantly greater than the conversion price for the Series F Stock in effect at the time of conversion. In such a case, the conversion of a significant number of Series F Stock into common stock during that period would dilute the percentage ownership interest of our existing common stockholders.

         In addition, the resale by the selling stockholders of the common stock could depress the market price of our common stock. Moreover, as all the common stock to be sold to the selling stockholders generally will be available for immediate resale by them on and after June 8, 1999, the mere prospect of such sales could further depress the market price for our common stock.

          For more information about the Series F Stock, see "Immunomedics - Recent Financing Arrangement."

Potential Adverse Impact on Market Price of Common Stock

         As of February 8, 1999, we had a total of 37,888,090 shares of common stock issued and outstanding, of which 29,580,102 shares were held by non-affiliates and are freely tradeable in the public market without restriction under the Securities Act of 1933. The remaining 8,307,988 shares were held by our directors and executive officers and are considered "restricted securities" subject to the resale limitations of Rule 144 under the Securities Act. The prospect of the ability to publicly resell these restricted shares may adversely affect prevailing market prices for the common stock.

Stock Price Volatility

         We believe that a variety of factors have caused the market price of our common stock to fluctuate substantially, and that it will continue to fluctuate in the future. These factors include:

*        actual or anticipated fluctuations in our operating results;

*        the status of our products in development;

* new products or technical innovations by us or by our existing or potential competitors;

* the formation or termination of our corporate alliances and distribution arrangements;

* prolonged periods of regulatory review of new products or new uses for existing products

*        determinations regarding our patent applications and those of others;

* trading strategies occurring in the market place with respect to our common stock; and

* general market conditions and other factors unrelated to us or outside our control.

Effect of Certain Anti-Takeover Provisions

         Our Board of Directors has the authority, without any further vote by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to determine the designations, powers, preferences and relative, participating, optional or other rights thereof, including the dividend rate, whether dividends are cumulative, conversion rights, voting rights, rights and terms of redemption, redemption price and liquidation preference. Issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control of our Company, or could impose various procedural and other requirements that could make it more difficult for holders of our common stock to effect certain corporate actions, including the ability to replace incumbent directors and to accomplish transactions opposed by the incumbent Board of Directors. The rights of the holders of our common stock would be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

         Further, pursuant to the terms of our stockholder rights plan, we have distributed as a dividend for each outstanding shares of our common stock, a preferred stock purchase right. This right will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors and may have the effect of deterring hostile takeover attempts. However, our Board of Directors has taken appropriate action to ensure that the rights are not triggered by the issuance of the Series F Stock or upon issuance of our common stock upon conversion thereof.

Compliance with Nasdaq Listing Requirements

         Our common stock is quoted on the Nasdaq National Market and pursuant to the terms of the Series F Stock, we are required to list the common stock issuable upon conversion of the Series F Preferred Stock on the Nasdaq National Market. However, in order to continue to be included in the Nasdaq National Market, a company must meet certain maintenance criteria. The maintenance criteria require a minimum bid price of $1.00 per share, $4,000,000 in net tangible assets (total assets less total liabilities and goodwill) and $5,000,000 market value of the public float . The public float excludes shares held directly or indirectly by any officer or director of our company. Failure to meet these maintenance criteria may result in the delisting of our common stock from the Nasdaq National Market. In such a case we would seek to have our common stock quoted on the Nasdaq SmallCap Market, if we would then meet the requirements for inclusion on the Nasdaq SmallCap Market. As a result of quotation on the Nasdaq SmallCap Market, an investor may find it more difficult to dispose of our common stock. A company must have $4,000,000 in net tangible assets or $50,000,000 market capitalization or $750,000 net income in two of the last three years, a minimum bid price of $4.00 per share and a public float of $5,000,000 for inclusion in the Nasdaq SmallCap Market, subject to certain exceptions. Failure to meet the Nasdaq National Market inclusion criteria, or the failure to meet the Nasdaq SmallCap Market maintenance criteria, may result in the delisting of our common stock. In addition, The Nasdaq Stock Market has recently issued an interpretive release regarding the issuance of convertible securities with below-market, floating rate conversion features, such as is the case with the Series F Stock. While we believe that the terms of the Series F Stock are structured in such a manner so as to comply with The Nasdaq Stock Market rules, we cannot assure you that The Nasdaq Stock Market will agree. If The Nasdaq Stock Market determines that we have failed to comply with these rules, our common stock could be delisted from the Nasdaq Stock Market Trading if any, in our common stock would thereafter be conducted in the over-the-counter market. As a result of such delisting, an investor may find it more difficult to dispose of, or to obtain accurate quotations for, our common stock. In addition, as discussed elsewhere in this prospectus, a delisting of our common stock would give the holders of the Series F Stock certain redemption rights.

Year 2000 Compliance

         Computer systems may experience problems handling dates beyond the year 1999 because many computer programs use only two digits to identify a year in a date field. We are in the process of conducting a review of our business systems, including our computer systems and manufacturing equipment. We also have sent written inquiries to our customers, distributors and vendors as to their progress in identifying and addressing problems that their systems may face in correctly interpreting and processing date information as the year 2000 approaches and is reached. We expect that our review will be completed by March 1999. Based on this review, we intend to implement a plan to achieve year 2000 compliance. However, we cannot assure that our review will be completed as scheduled or that our compliance program will be implemented on a timely basis. While we believe that we will achieve year 2000 compliance in a manner which will be non-disruptive to our operations, unforeseen complications could arise that could disrupt our operations. In addition, while we have commenced work on various types of contingency planning to address potential problem areas with internal systems, suppliers and other third parties, we cannot assure you that we will be able to implement our contingency plan in a timely manner, if at all.

         While we do not believe that Year 2000 compliance will have a significant affect on our business or operations, we could encounter problems with third party suppliers and revenue sources which could adversely affect us. We cannot accurately predict the occurrence and or outcome of any such problems, nor can we currently estimate the dollar amount of such problem , which may or may not be significant. In addition, we cannot assure you that the failure to ensure year 2000 compliance by a third party would not have a significant and adverse affect on our business and operations.

No Expectation that We Will Pay Dividends

         We have never paid any dividends on our common stock. For the foreseeable future, we expect to retain earnings, if any, to finance the expansion and development of our business. Any future payment of dividends will be within the discretion of our Board of Directors and will depend upon a variety of factors, including our earnings, capital requirements, and operating and financial condition. In addition, we are required to obtain the approval of the holders of the Series F Stock prior to the payment of any dividends on our common stock.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We have made statements in this prospectus, and in the documents we incorporate by reference, that are considered by the SEC to be "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Sometimes these statements contain words such as "may," "believe," "expect," "continue," "intend," "anticipate" or other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other factors that could cause our actual performance or achievements to be materially different from those which we project. We have no obligation to release publicly the result of any revisions to any of our "forward-looking statements" to reflect events or circumstances that occur after the date of this prospectus or to reflect the occurrence of other unanticipated events.

         The following factors, among others, discussed above under "Risk Factors" or in the documents which we incorporate by reference, could cause materially different results from those anticipated or projected:

         * inherent uncertainties accompanying the marketing of CEA-Scan and LeukoScan

         * inherent uncertainties involving new product development and marketing

         * inability to obtain capital for continued product development and commercialization

         *        actions of regulatory authorities concerning product approval

         * actions of government and private organizations concerning reimbursement of medical expenses

         *        impact of competitive products and pricing

         *        results of clinical trials

         *        loss of key employees

         *        changes in general economic and business conditions

         *        changes in industry trends

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document which we file at the SEC's Public Reference Rooms in Washington, D.C., New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a internet website at http://www.sec.gov where certain of our publicly filed information may be found.

         This prospectus is part of a registration statement we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including supplemental exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet website.

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we are deemed to be disclosing such information to you by referring you to those documents. This information is important and should be reviewed. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supercede the information in this prospectus.

         We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         *        Annual Report on Form 10-K  for the fiscal year ended June 30,
                  1998;

         * Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998;

         *        Current Report on Form 8-K, filed on December 15, 1998;

         * Proxy Statement, dated October 2, 1998, with respect to our 1998 annual meeting of stockholders; and

         * Description of the common stock contained in Item 1 of our Registration Statement on Form 8-A, dated May 7, 1984.

         You may request a copy of these filings (excluding all exhibits unless we have specifically incorporated an exhibit by reference), at no cost, by writing or telephoning us at:

                  Immunomedics, Inc.
                  300 American Road
                  Morris Plains, New Jersey 07950
                  (973) 605-8200
                  Attention: Investor Relations


         You should rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of such document. We are not making an offer of our shares in any state where the offer is not permitted.

                                  IMMUNOMEDICS

Description of Our Business

         We are a biopharmaceutical company, which develops, manufactures and markets products for the detection and treatment of cancers and other diseases. These products, which are based on our monoclonal antibody technology, are designed to deliver radioisotopes, chemotherapeutic agents, toxins, dyes or other substances to a specific disease site or organ system.

         We have received approval from the respective regulatory agencies in the United States, the 15 member countries of the European Union, Canada and certain other countries to market and sell CEA-Scan (arcitumomab), our imaging product for the detection of recurrent and/or metastatic colorectal cancer.

         We also have received approval to market and sell LeukoScan (sulesomab), our imaging product for detection and diagnosis of osteomyelitis (bone infection) in long bones and in diabetic foot ulcer patients, in the 15 member countries of the European Union. We have filed an application with the FDA in the U.S. and the comparable regulatory agency in Canada for approval to market LeukoScan for imaging of infection in osteomyelitis as well as for the imaging of infection in acute, atypical appendicitis. The review of the LeukoScan submission to the FDA continues to progress. As part of the review process, we are in discussions with the FDA to address their comments regarding the adequacy of our data to support final approval for these indications . We are confident that we can bring these discussions with the FDA to successful and timely closure. In the meantime, we are continuing to implement our plans for market introduction, and are working diligently on preparation to bring this new product to the U.S. market place.

         Marketing, Sales and Distribution

         CEA-Scan is marketed and sold in the U.S. directly by our sales force of approximately 20 sales representatives and 3 regional managers, who are deployed in major metropolitan areas. Our skilled nuclear medicine technicians work with this sales force and provide technical support directly to our customers. We have entered into a distribution arrangement in the U.S. with Integrated Commercialization Solutions, a division of Bergen Brunswig Corporation, to provide product support services including customer service, order management, distribution, invoicing and collection.

         Our European operations, headquartered in Hillegom, The Netherlands, include European management, sales and marketing, medical/regulatory, customer service and invoicing, collection and other administrative functions. We also have established sales representation in most major European markets, including Germany, France, Italy and The United Kingdom. We service other markets through the appointment of local distributors who provide sales and marketing support as well as local product distribution. We have an agreement with Eli Lilly Deutschland GmbH to package and distribute our products throughout the 15 member countries of the European Union and other countries.

         Imaging Products

         Our imaging products involve injecting a patient with a radioisotope attached to an antibody fragment. An antibody is a protein that can find and attach itself to a specific substance called an antigen. Such antigens are present on tumor cells, white blood cells that accumulate at the sites of
infections,   and  other  disease  entities.   A  radioisotope   attached  to  a
disease-targeting antibody is delivered to a disease site for imaging. A standard nuclear medicine imaging camera is then used to detect and display radioisotope concentrations at various sites of disease.

         The antibody fragment in CEA-Scan is directed against carcinoembryonic antigen (CEA), which is abundant at the site of virtually all cancers of the colon or rectum, whether they are primary tumors of which have spread (metastases) to other organs. CEA also is associated with many other cancers. We are conducting phase IV clinical trials to evaluate the product following repeated administration. We also are performing clinical trials using CEA-Scan for imaging lung cancer and breast cancer. We are discussing the results of these clinical trials with the FDA and comparable European regulatory authorities to determine whether such data will support the submission of applications for marketing approval. On January 26, 1999, we submitted an application with the European Union regulatory authorities for approval of CEA-Scan for breast cancer imaging. In addition, we are continuing our efforts in developing cancer detection applications with CEA-Scan utilizing hand-held radiation-detecting probes for use in colorectal cancer surgery.

         LeukoScan is a monoclonal antibody fragment, which seeks out, and binds to white blood cells (granulocytes) associated with a potentially wide range of infectious and inflammatory diseases.

         We are studying the following three other imaging products pursuant to Investigational New Drug applications that we have filed or plan to file with the FDA and we have ongoing clinical trials in Europe:

*        LymphoScan(R), for non-Hodgkin's B-cell lymphomas.

* AFP-Scan(R), for liver cancer and germ-cell tumors of the ovaries and testes.

* MyeloScan(TM), for imaging of bone marrow for detection of metastatic marrow disease.

         Therapeutic Products

         We are applying our expertise in antibody selection, modification and chemistry to cancer therapeutics, using monoclonal antibodies labeled with therapeutic radioisotopes or conjugated with drugs. We are engaged in developing anti-cancer products, principally with a technique called radioimmunotherapy. This technique may deliver radiolabeled therapeutic agents to tumor sites more selectively than current radiation therapy technologies, while minimizing debilitating side effects.

         Research Programs

         In addition to concentrating on our products in clinical development, we conduct ongoing research in many related areas. We conduct research in-house and in collaboration with The Center for Molecular Medicine and Immunology also known as the Garden State Cancer Center and other academic and research centers. During 1998, we executed a letter of intent to form a joint venture with Beckman Coulter to develop the next generation of cancer therapeutics using bi-specific antibodies. We believe our ongoing research efforts will identify new and improved products and techniques for diagnosing and treating various cancers and infectious diseases.

         Our research efforts are focused in various areas related to our core technology, including antibody engineering and the identification of other antibody-directed approaches to cancer therapy. We have made significant progress in humanizing certain mouse antibodies and have reengineered the humanized antibodies with improved characteristics. We are continuing our work on selective coupling of therapeutic site specific agents onto antibody fragments which will offer the advantage of loading multiple therapeutic compounds onto antibodies at a particular disease site. We also continue to investigate pre-targeting whereby an antibody is administered first, followed by a radionuclide administration.

         We also are continuing our research into the use of alternative radioisotopes, such as Yttrium-90 in place of Iodine-131. Our research indicates that Yttrium-90 is retained by lymphoma cells for longer periods after antibody metabolism, and shows greater efficacy against larger tumors. We also have developed a proprietary technology using a compound called "DOTA" to tightly bind Yttrium-90 to antibodies.

         In addition, we are continuing our efforts to scale-up our proprietary method for technetium-99m radiolabeling of peptides, using single-vial kits.

Recent Financing Arrangement

         On December 9, 1998, we completed a private placement of 1,250 shares of Series F Convertible Preferred Stock to the selling stockholders and received gross proceeds of $12,500,000.

         Each share of Series F Stock has an initial stated value of $10,000, which increases at the rate of 4% per annum. The Series F Stock is convertible at the option of the selling stockholders, in whole or in part, beginning on June 8, 1999, subject to acceleration in certain instances. The number of shares of common stock issuable upon conversion of each share of Series F Stock will be determined by dividing the stated value of $10,000 plus an accretion of 4% per annum, by the conversion price then in effect.

         The conversion price is equal to:

* the Variable Price, if such Variable Price is less than the Trigger Price; except that prior to December 9, 1999, subject to acceleration in certain instances, if the Variable Price is greater than 90% of the Initial Fixed Price and less than the Trigger Price, the conversion price will equal the Trigger Price;

* the Trigger Price, if prior to June 9, 1999 or earlier in certain circumstances, the Variable Price is greater than 90% of the Initial Fixed Price and less than the Trigger Price; or

* the Trigger Price, if the Variable Price is equal to or greater than the Trigger Price and less than 150% of the Trigger Price; or

* the Trigger Price plus one-half of the amount, if any, by which the Variable Price exceeds 150% of the Trigger Price, if the Variable Price is greater that 150% of the Trigger Price.

         The "Trigger Price" will be equal to 125% of the Initial Fixed Price. The "Initial Fixed Price" will be equal to the average closing bid price of our common stock during the 20 trading days ending June 6, 1999. The "Variable Price" will be equal to the average of the 15 lowest closing bid prices for our common stock during the 45 trading days immediately preceding a conversion date.

         During the first several months after the Series F Stock would otherwise be convertible and to the extent that the Series F Stock would be convertible at a conversion price less than 90% of the Initial Fixed Price, the selling stockholders have agreed to certain restrictions on the amount of Series F Stock that can be converted.

         At any time during the 90-day period commencing on December 1, 1999, we may, require the selling stockholders to purchase up to an additional $7,500,000 million (750 shares) our of Series F Stock. Our right to require the selling stockholders to purchase this additional amount is subject to certain conditions and limitations, including that the Variable Price has been at least equal to the Initial Fixed Price for a specified period of time. Under certain circumstances and at certain prices, we may elect to redeem any shares of Series F Stock. Under certain circumstances, we may require the selling stockholders to convert their Series F Stock. We have granted the selling stockholders certain participation rights if we issue any future floating rate convertible securities.

         Upon the occurrence of certain events, we may be required to redeem the Series F Stock, pay certain penalties and/or adjust the conversion price. These events include the following:

* If we consolidate, merge or otherwise combine with another entity and as a result the stockholders of our company immediately prior to such transaction do not retain sufficient voting power to elect a majority of the board of directors of the new or combined entity, then the holders of the Series F Stock may require us to redeem their shares at a price per share equal to the greater of

         (1) 125% of the stated value of $10,000 per share plus the accretion of 4% per annum, and

         (2) the value of our common stock that would be issuable upon conversion of the Series F Stock.

                  However, if the consolidation, merger or other business combination occurs as a result of a proxy solicitation which was not approved or recommended by our Board of Directors, then, if the holders exercise their redemption rights, we may, in lieu of redemption, either

         (y) readjust the Initial Fixed Price to 80% of the lower of (A) the lowest Variable Price during the period beginning on the date such solicitation is announced and ending on the date such solicitation is consummated, abandoned or terminated or
                  (B) the Initial Fixed Price then in effect, or

         (z) pay a penalty of 1% per day of the stated value of $10,000 per share plus the accretion of 4% per annum for a maximum of 10 days in any 365-day period.

* If at least a specified percentage of the holders of our common stock accept a purchase, tender or exchange offer, then the holders of the Series F Stock may require us to redeem their shares at a price per share equal to the greater of

         (1) 125% of the stated value of $10,000 per share plus the accretion of 4% per annum, and

         (2) the value of our common stock that would be issuable upon conversion of the Series F Stock.

                  However, if such purchase, tender or exchange offer was not approved or recommended by our Board of Directors; then, if the holders exercise their redemption rights, we may, in lieu of redemption, either

         (y) readjust the Initial Fixed Price to 80% of the lower of (A) the lowest Variable Price during the period beginning on the date such offer is announced and ending on the date such offer is consummated, abandoned or terminated or (B) the Initial Fixed Price then in effect, or

         (z) pay a penalty of 1% per day of the stated value of $10,000 per share plus the accretion of 4% per annum for a maximum of 10 days in any 365-day period.

* If we complete a sale of all or substantially all of our assets, then the holders of the Series F Stock may require us to redeem their shares at a price per share equal to the greater of

         (1) 125% of the stated value of $10,000 per share plus the accretion of 4% per annum, and

         (2) the value of our common stock that would be issuable upon conversion of the Series F Stock.

* If the registration statement (of which this prospectus is a part) does not become effective by May 8, 1999, then the holders of the Series F Stock may require us to redeem their shares at a price per share equal to the greater of

         (1) 125% of the stated value of $10,000 per share plus the accretion of 4% per annum, and

         (2) the value of our common stock that would be issuable upon conversion of the Series F Stock.

                  However, if the failure to obtain effectiveness of the registration statement is not the result of our failure to use our best efforts, then, if the holders exercise their redemption rights, we may, in lieu of redemption,

         (y) pay a penalty of 1% per day of the stated value of $10,000 per share plus the accretion of 4% per annum for a maximum of 15 days in any 365-day period, and

         (z) adjust the Initial Fixed Price to 80% of the lowest Variable Price during the period commencing May 8, 1999 and ending on the day such registration statement is declared effective.

o If after the registration statement becomes effective, it ceases to be available to the selling stockholders for the resale of their shares for more than 10 consecutive days, then the holder of the Series F Stock may require us to redeem their shares at a price per share equal to the greater of

         (1) 125% of the stated value of $10,000 per share plus the accretion of 4% per annum, and

         (2) the value of our common stock that would be issuable upon conversion of the Series F Stock.

                  However,  if the unavailability of the registration  statement is not the result of our failure to use our best efforts, then, if the holders exercise their redemption rights, we may, in lieu of redemption,

         (y) pay a penalty of 1% per day of the stated value of $10,000 per share plus the accretion of 4% per annum for a maximum of 15 days in any 365-day period, and

         (z) readjust the Initial Fixed Price to 80% of the lowest Variable Price during the period commencing on the day the registration statement became unavailable and ending on the day the registration statement is again available for use.

* If our common stock is delisted or suspended from the Nasdaq National Market for a period of more than five consecutive days, then the holder of the Series F Stock may require us to redeem their shares at a price per share equal to the greater of

         (1) 125% of the stated value of $10,000 per share plus the accretion of 4% per annum, and

         (2) the value of our common stock that would be issuable upon conversion of the Series F Stock.

                  However, if our common stock is delisted from the Nasdaq National Market (other than as a result of a voluntary delisting by us as a result of the Nasdaq Stock Market limitations discussed below) then, if the holders exercise their redemption rights, we may, in lieu of redemption,

         (y)      readjust  the  Initial  Fixed  Price to  68.5%  of the  lowest
                  Variable Price during the period commencing on the date of delisting and continuing for 45 days thereafter, or

         (z) pay a penalty of 1% per day of the stated value of $10,000 per share plus the accretion of 4% per annum for a maximum of 15 days in any 365-day period.

         We also have agreed to hold a Special Meeting of Stockholders on or before March 24, 1999, to seek approval of the issuance of any shares upon conversion of the Series F Stock in excess of 20% of the number of shares of common stock we had outstanding December 9, 1998 (i.e., 7,577,617 in accordance with the rules and The Nasdaq Market, Inc. Approval of the proposal will only require a majority of the shares voting in person or by proxy at the Special Meeting of Stockholders. Dr. Goldenberg, certain members of his family and certain of our executive officers holding in the aggregate approximately 30% of our currently outstanding common stock have agreed to vote their shares in favor of such proposal. Such persons also have agreed not to dispose of shares constituting approximately 27% of the currently outstanding shares of our common stock prior to such stockholders meeting. We have agreed, among other things, to pay a penalty of $6.67 per each share of Series F Stock for each day after March 23, 1999 until the Special Meeting is held.

         Each selling stockholder has agreed that if it engages in short sales transactions or other hedging activities during the 45 trading days immediately preceding a conversion date which involve, among other things, sales of shares of our common stock, the selling stockholder will place its sale orders for common stock in the course of such activities so as not to complete or effect any such sale on any trading day during such period at a price which is lower than the lowest sale effected on such day by persons other than such selling stockholder and its affiliates. Each selling stockholder also has agreed not to enter into any short sales or other hedging activities which involve, among other things, sales of shares of our common stock, during the 25 trading days ending June 8, 1999.

         Because the market price of our common stock is subject to fluctuation, we have agreed, pursuant to the terms of the registration rights agreement, to register for resale at least 200% of the number of shares of common stock that would be issuable if all the Series F Stock were converted as of the date of this prospectus and, thereafter, to maintain the registration of at least 150% of the number of shares of common stock that would be issuable if all the Series F Stock were then converted. Accordingly, this prospectus covers 10,000,000 shares, which was our good faith estimate of this obligation as of the date we originally filed the registration statement. If we fail to register or maintain the registration of a sufficient number of shares, we will be required to pay the selling stockholders the following penalties. These penalties are in addition to the redemption rights and/or penalties discussed above.

* $150 per share of Series F Stock if the registration statement is not declared effective by April 8, 1999.

* $5 per share of Series F Stock for each day after April 8, 1999 that the registration statement is not declared effective.

* $5 per share of Series F Stock for each day that sales cannot be made pursuant to the registration statement.

         In connection with our agreements with the selling stockholders, we have agreed to reimburse them for their legal expenses in an amount not to exceed $50,000.

         For more information concerning this transaction and the terms of the Series F Stock, we direct you to our Current Report on Form 8-K which we filed with the SEC on December 15, 1998, which provides more details and contains copies of the documents discussed above.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of our common stock by the selling stockholders. However, we did receive net proceeds of approximately $12,330,000 from the issuance of the Series F Stock to the selling stockholders.

         We will use the net proceeds we received from the sales of our preferred securities for general corporate purposes, including research and development, clinical trials, regulatory filings, manufacturing, marketing and sales, general and administrative and other expenses, acquisitions of products and technologies, license, milestone, royalty and similar payments, and strategic and other acquisitions.


                              SELLING STOCKHOLDERS

         The table below presents the following information: (1) the number of shares of Series F Stock owned by each selling stockholder as of the date of this prospectus, (2) the number of shares of common stock beneficially owned by each selling stockholder as of the date of this prospectus, (3) the number of shares that such selling stockholder is offering under this prospectus, and (4) the number of shares that such selling stockholder will beneficially own after the completion of this offering.

         Except as otherwise noted in the table, the number and percentage of shares beneficially owned by each selling stockholder is determined as of the date of this prospectus in accordance with Rule 13d-3 of the Securities Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days of the date of this prospectus through the conversion of the Series F Stock or the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to the shares shown as beneficially owned.

         The number of shares of our common stock shown as beneficially owned by each selling stockholder prior to the offering and the number of shares offered by each selling stockholder represents shares of our common stock issuable to it assuming conversion, as of February 8, 1999, of all shares of Series F Stock owned by such selling stockholder with respect to the $10,000 stated value of the Series F Stock plus an accretion of 4% per year. The number of shares was calculated using an assumed conversion price of $2.85, which represents the average of the 15 lowest closing bid prices for our common stock during the 45 consecutive trading days ending on February 8, 1999. As described in the section "Immunomedics - Recent Financing Arrangement" above, the actual number of shares of our common stock issuable upon conversion of the Series F Stock is based upon the market price of common stock at the time of conversion. In accordance with the provisions of the Series F Stock, the conversion price will fluctuate from time to time based on changes in the market price of our common stock. Therefore, the actual number of shares of common stock may be less or greater than the number of shares shown as beneficially owned by the selling stockholders or the number of shares offered by this prospectus.

         Pursuant to the regulations of The National Association of Securities Dealers, Inc., in the absence of stockholder approval, the aggregate number of shares of our common stock issuable to the holders of the Series F Stock at a discount from market price upon conversion of the Series F Stock may not equal or exceed 20% of the outstanding shares of our common stock on December 9, 1998 (i.e., 7,577,617 shares). If stockholder approval is not obtained to issue shares of our common stock to the holders of the Series F Stock in excess of such amount, none of the holders will be entitled to acquire by conversion more than its proportionate share of such maximum amount.

         The number of shares that will ultimately be issued upon conversion of the Series F Stock is dependent, subject to certain limitations, upon the average of certain closing bid prices of our common stock prior to conversion as discussed above, such number of shares (and therefore the number of shares offered hereby) cannot be determined at this time. As a result, we have agreed, pursuant to the terms of the registration rights agreement with the selling stockholders to register for resale at least 200% of the number of shares of common stock that would be issuable if all the Series F Stock were converted as of the date of this prospectus. Had the Series F Stock been immediately convertible as of February 8, 1999, the conversion price would have been $2.85 per share and we would have been required to issue approximately 4,412,000 shares of our common stock had the holders converted all of their Series F Stock on such date. As discuss above, we have agreed to registering 10,000,000 shares of our common stock. Accordingly, the selling stockholders may be entitled to sell approximately 5,588,000 additional shares pursuant to this prospectus, if such shares are issued to them in accordance wit the terms of the Series F Stock as assuming we receive the required stockholder approval (as discussed above).

         The number of shares shown as being beneficially owned by each selling stockholder after the offering assumes that such selling stockholder has sold all the shares of our common stock which may be sold pursuant to this prospectus.

         None of the selling stockholders has had a material relationship with us within the past three years, other than as a result of their purchase of shares of our Series F Stock. As of the date hereof, no selling stockholder owns any shares of our common stock other than the shares they may acquire upon conversion of the Series F Stock.


                                                                   Shares of                          Shares of
                                                    Shares of     Common Stock                       Common Stock
                                                    Preferred     Beneficially       Shares of       Beneficially
                                                      Stock      Owned Prior to    Common Stock      Owned After
Selling Stockholder                                   Owned       the Offering     Being Offered       Offering
--------------------                                  -----       ------------     -------------       --------

AG Super Fund International Partners, L.P.(1)              20              70,590           70,590            0
Fisher Capital Ltd.(2)                                    195             688,253          688,253            0
GAM Arbitrage investments, Inc.(1)                         20              70,590           70,590            0
HFTP Investment L.L.C.(3)                                 650           2,294,177        2,294,177            0
Leonardo, L.P.(1)                                         200             705,901          705,901            0
Ramius Fund, Ltd.(1)                                       40             141,180          141,180            0
Raphael, L.P.(1)                                           20              70,590           70,590            0
Wingate Capital Ltd.(2)                                   105             370,598          370,598            0
----------------

(1) Angelo, Gordon & Co., L.P. is a general partner of Leonardo, L.P., AG Super Fund International Partners, L.P. and Raphael, L.P., and is investment advisor to GAM Arbitrage Investments, Inc. and Ramius Fund, Ltd. and consequently has voting control and investment discretion over securities held by such entities. The ownership for each of these entities does not include the ownership information for the other entities. Angelo, Gordon & Co., L.P. and each of the referenced entities disclaims beneficial ownership of any of our securities held by the other referenced entities. Mr. John M. Angelo, the Chief Executive Officer of Angelo, Gordon & Co., L.P., and Mr. Michael R. Gordon, the Chief Operating Officer of Angelo, Gordon & Co., L.P., are the sole general partners of AG Partners, L.P., which is the sole general partner of Angelo, Gordon & Co., L.P. In such capacity, Messrs. Angelo and Gordon may be deemed to be the beneficial owner of any our securities deemed to be beneficially owned by Angelo, Gordon & Co., L.P. However, Messrs. Angelo and Gordon disclaim beneficial ownership of such securities.

(2) Citadel Limited Partnership is the trading manager of Wingate Capital Ltd. and Fisher Capital Ltd. and consequently has voting control and investment discretion over securities held by such entities. Citadel Limited Partnership is indirectly controlled by Mr. Kenneth C. Griffin. The ownership for each referenced entity does not include the ownership information for the other referenced entity. Citadel Limited Partnership and each of the referenced entities disclaims beneficial ownership of any of our securities held by the other entities. Mr. Griffin may be deemed to be the beneficial ownership of any of our securities beneficially owned by Citadel Limited Partnership or the referenced entities. However, Mr. Griffin disclaims beneficial ownership of such securities.

(3) Promethean Investment Group L.L.C. is the investment advisor for HFTP Investment L.L.C. and consequently has voting control and investment discretion over securities held by such entity. Promethean Investment Group L.L.C. is indirectly controlled by Mr. James F. O'Brien, Jr. Promethean Investment Group L.L.C. disclaims beneficial ownership of any of our securities held by HFTP Investment L.L.C. Mr. O'Brien may be deemed to be the beneficial ownership of any of our securities beneficially owned by Promethean Investment Group L.L.C. or HFTP Investments L.L.C. However, Mr. O'Brien disclaims beneficial ownership of such securities.


                              PLAN OF DISTRIBUTION

Manner of Sales; Broker-Dealer Compensation.

         The selling stockholders, or any successors in interest to the selling stockholders, may sell any shares of common stock that they acquire when they convert shares of Series F Stock. The sale of our common stock may be effected in one or more of the following methods:

*        ordinary brokers' transactions;

* transactions involving cross or block trades or otherwise on the Nasdaq National Market;

* purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

* "at the market" to or through market makers or into an existing market for our common stock;

* in other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents;

* through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

*        in privately negotiated transactions;

*        to cover short sales; or

*        any combination of the foregoing.

         The selling stockholders also may sell the shares in reliance upon Rule 144 under the Securities Act at such times as they are eligible to do so. We have been advised by the selling stockholders that they have not made any arrangements for the distribution of the shares of common stock. Brokers, dealers or underwriters who effect sales for the selling stockholders may arrange for other brokers, dealers or underwriters to participate. Brokers, dealers or underwriters engaged by the selling stockholders will receive commissions or discounts from them in amounts to be negotiated prior to the sale. Such brokers, dealers or underwriters may act as agent or as principals.

         From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares of common stock acquired by them upon conversion of the Series F Stock, and the pledgees, secured parties or persons to whom such securities have been pledged shall, upon foreclosure in the event of default, be considered a selling stockholders hereunder. In addition, such to the limitations discussed above, a selling stockholder may, from time to time, sell short our common stock. In such instances, this prospectus may be delivered in connection with such short sales and the shares of our common stock issued upon conversion of Series F Stock may be used to cover such short sales.

         From time to time one or more of the selling stockholders may transfer, pledge, donate or assign shares of our common stock that it acquired upon conversion of Series F Stock to lenders or others and each of such persons will be considered a selling stockholder for purposes of this prospectus. The number of shares of our common stock beneficially owned by those selling stockholders who so transfer, pledge, donate or assign shares of our common stock will decrease as and when they take such actions. The plan of distribution for our common stock by the selling stockholders' set forth herein will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be considered selling stockholders hereunder.

           Subject to the limitations discussed above, a selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with such selling stockholder, including in connection with distributions of our common stock by such broker-dealers. A selling stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of our common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. A selling stockholder may also loan or pledge our common stock to a broker-dealer and the broker-dealer may sell our common stock so loaned or upon a default may sell or otherwise transfer the pledged common stock.

Filing of Supplement to Prospectus In Certain Instances.

         If any selling stockholder notifies us that it has entered into a material arrangement (other than a customary brokerage account agreement) with a broker or dealer for the sale of shares of common stock under this prospectus through a block trade, purchase by a broker or dealer or similar transaction, we will file a supplement to this prospectus under Rule 424(c) under the Securities Act. Such a supplement will disclose:

*        The name of each such broker-dealer.

*        The number of shares of common stock involved.

*        The price at which those shares of common stock were sold.

* The commissions paid or discounts or concessions allowed to such broker -dealer(s).

*        If  applicable,   that  such   broker-dealer(s)  did  not  conduct  any
         investigation to verify the information contained or incorporated by reference in this prospectus, as supplemented.

*        Any other facts material to the transaction.

Certain Persons Deemed to be Underwriters

         The selling stockholders and any broker-dealers who execute sales for them may be deemed to be "underwriters" within the meaning of the Securities Act because of the number of shares of common stock to be sold or resold by such persons or entities or the manner of sale of such shares, or both. If a selling stockholder or any broker-dealer or other holders were determined to be underwriters, any discounts, concessions or commissions received by them or by brokers or dealers acting on their behalf and any profits received by them on the resale of their shares of common stock might be deemed to be underwriting discounts and commissions under the Securities Act.

Regulation M

         We have informed the selling stockholders that Regulation M promulgated under the Securities Exchange Act may be applicable to them with respect to any purchase or sale of shares of common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock (a "Distribution") from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of our common stock or any right to purchase our common stock, for a period of one business day before and after completion of its participation in the distribution (we refer to that time period as the "Distribution Period").

         During the Distribution Period, Regulation M prohibits the selling stockholders and any other persons engaged in the Distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of our common stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the selling stockholders will be reoffering and reselling our common stock at the market, Regulation M prohibits them from effecting any stabilizing transaction in contravention of Regulation M with respect to our common stock.

Indemnification and Other Matters

         We will pay substantially all of the expenses incident to the registration, offering and sale of our common stock by the selling stockholders to the public other than commissions or discounts of underwriters, broker-dealers or agents. We also have agreed to indemnify certain of the selling stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         Because it is possible that a significant number of shares of our common stock could be sold at the same time hereunder, such sales, or the possibility thereof, may have a significant depressive effect on the market price of our common stock.

         This offering will terminate on the earlier of (a) the date on which the shares are eligible for resale without restriction pursuant to Rule 144(k) under the Securities Act or (b) the date on which all shares offered hereby have been sold by the selling stockholders.

                                  LEGAL MATTERS

         Warshaw Burstein Cohen Schlesinger & Kuh, LLP will give its opinion on the validity of the common stock. As of the date of this prospectus, certain partners of such firm beneficially own an aggregate of 1,200 shares of common stock.

                                     EXPERTS

         Our consolidated financial statements as of June 30, 1998 and 1997 and for each of the years in the three-year period ended June 30, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

         The following is an itemized statement of the estimated amounts of all expenses payable by the Company in connection with the registration of the
Shares:

SEC registration fee................................................. $    8,601
Nasdaq National Market listing fee...................................     17,500
Legal fees and expenses..............................................    115,000
Accounting fees and expenses.........................................     25,000
Miscellaneous expenses...............................................      3,899
                                                                      ----------

         Total  .....................................................   $170,000

Item 15.   Indemnification of Directors and Officers.

                  The Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions or suits by or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees and agents, against expenses (including attorneys' fees) and, in the case of actions, suits or proceedings brought by third parties, against judgment, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding.

                  The Company's Certificate of Incorporation provides that a director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability
(i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Bylaws also provide that the Company may indemnify its directors, officers and legal representatives to the fullest extent permitted by Delaware law against all awards and expenses (including attorneys' fees).

Item 16.   Exhibits.

Exhibit No.   Description

4.1   -       Securities Purchase Agreement, dated as of December 9 1998, by and among the Company and the investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by the Company on December 15, 1998).

4.2   -       Registration Rights Agreement,  dated  as of December 9, 1998,  by
              and   among  the   Company   and   the  investors  named   therein
              (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by the Company on December 15, 1998).

4.3   -       Certificate  of  Designations,  Preferences and Rights of Series F
              Convertible Preferred Stock  (incorporated by reference to Exhibit
              3.1 to the Current Report on Form 8-K, filed by the Company on December 15, 1998).

5     -       Opinion of Warshaw Burstein Cohen Schlesinger & Kuh, LLP.
              (Previously filed)

23.1     -    Consent of KPMG LLP.

23.2     -    Consent of Warshaw Burstein Cohen Schlesinger & Kuh, LLP (included in their opinion previously filed as Exhibit 5).


                                      II-1

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24       -    Power of Attorney.  (previously filed)


Item 17.   Undertakings.

         The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The Company undertakes that it will:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                           (i)   Include  any  prospectus required by section 10
                  (a)(3) of the Securities Act;

                           (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

                           Notwithstanding   the  foregoing,   any  increase  or
                  decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) Include any material  information  with respect
                  to the plan of distribution not previously disclosed in the registration statement or any material changes to such information in the registration statement.

                  provided, however, that the Company does not need to give the statements in paragraph (a)(1)(i) and (a)(1)(ii) if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the Company under the Exchange Act.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3)  File  a   post-effective   amendment   to   remove   from
         registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Morris Plains, State of New Jersey, on February 10, 1999.

                                      IMMUNOMEDICS, INC.


                                       By: /s/ Robert J. DeLuccia
                                           Robert J. DeLuccia
                                           President and Chief Executive Officer
                                           (Principal Executive Officer)


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Dated:
February 10, 1999                                                      *
                                            ------------------------------------
                                            David M. Goldenberg, Chairman of the
                                            Board and a Director


February 10, 1999                           /s/ Robert J. DeLuccia
                                            ------------------------------------
                                            Robert J. DeLuccia, President, Chief
                                            Executive Officer and Director
                                            (Principal Executive Officer)


February 10, 1999                                                      *
                                            ------------------------------------
                                            W. Robert Friedman, Jr., Director


February 10, 1999                                                      *
                                            ------------------------------------
                                            Marvin E. Jaffe, Director


February 10, 1999                                                      *
                                            ------------------------------------
                                            Richard R. Pivirotto, Director


February 10, 1999                                                      *
                                           -------------------------------------
                                           Richard C. Williams, Director


February 10, 1999                                                      *
                                           -------------------------------------
                                           Kevin F.X. Brophy, Vice President,
                                           Finance and Administration and Chief
                                           Financial Officer (Principal
                                           Financial and Accounting Officer)



*By: /s/ Robert J. DeLuccia
Robert J. DeLuccia, as attorney-in-fact




                                      II-3

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